                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 1 TO FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      MERGER

         [X]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: The Baird Funds, Inc.

3.       Securities and Exchange Commission File No.:  811-6714

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [ ]      Initial Application                [X]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Charles M. Weber, c/o Quarles & Brady LLP, 411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202; (414) 277-5107

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Fiduciary Management, Inc., 225 East Mason Street, Milwaukee, Wisconsin 53202; (414) 226-4555

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end                  [ ]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Wisconsin

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Robert W. Baird & Co. Incorporated, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Robert W. Baird & Co. Incorporated, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]  Yes         [ ]  No

         If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-______

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]  Yes         [X]  No

                  If Yes, state the date on which the board vote took place:

                  If No, explain: Baird did not approve or recommend the Liquidation, and was not required to do so under Wisconsin law; Board merely proposed the Liquidation at the request of the holder of more than 10% of the outstanding shares of the fund in accordance with state law.

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]  Yes         [ ]  No

                  If Yes, state the date on which the shareholder vote took place:

                  May 12, 1999

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]  Yes                   [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  June 4, 1999

         (b)      Were the distributions made on the basis of net assets?

                  [X]  Yes                  [ ]  No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]  Yes                  [ ]  No

         (d) If No to (b) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?

                  [X]  Yes                  [ ]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                  As of June 3, 1999, approximately 76.1% of the fund shares were owned beneficially by one shareholder (Mutual Savings
                  Bank) and approximately 15.4% of the fund shares were owned beneficially by another shareholder (Abbotsford State Bank). As of such date, the fund had only four shareholders.

                  At the time of the distribution, the fund had four securities in its portfolio, all of which were collateralized mortgage obligations ("CMOs"). The shareholders of the fund received their pro rata share of each of these securities, based on their percentage ownership of the fund. The securities were divided and re-designated in the names of the shareholders. The securities in the fund's portfolio were valued at market values in accordance with the fund's usual pricing procedures, as described in the fund's registration statement. The market value of each CMO held by the fund was multiplied by the individual ownership position of each shareholder to determine the appropriate distribution to each shareholder. The face or par value of each CMO held was also multiplied by the individual ownership position of each fund shareholder to verify that the CMOs were properly distributed.

                  The shareholders of the fund were not able to decide which portfolio securities (or portions thereof) would be distributed to them in liquidation, and all of the securities held by the fund were distributed.

                  The in-kind liquidating distribution was made in accordance with Rule 17a-5 under the Investment Company Act of 1940 (the "Act"), which provides that a pro rata distribution in in kind among all shareholders without giving those shareholders an election as to the specific assets they will receive does not involve a sale to or a purchase from the distributing fund as those terms are used in Section 17(a) of the Act.

17.      Closed-end funds only:

         Has the fund issued senior securities?

         [ ]  Yes         [ ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [X]  Yes                   [ ]  No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation or their interests?

         [ ]  Yes         [X]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]  Yes         [X]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]  Yes         [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]  Yes         [X]  No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses: $23,200

                  (ii)     Accounting expenses: $6,500

                  (iii) Other expenses (list and identify separately): $2,200 for transfer agency fees, $750 for custodial fees, $1,250 for administrative fees and $1,100 for printing costs

                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           $35,000

         (b)      How were those expenses allocated?

                  The expenses were accrued as of March 31, 1999 and thus allocated among all of the fund's shareholders at that time in the form of an approximate $0.02 reduction in net asset value per share.

         (c)      Who paid those expenses?  The fund

         (d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes         [X]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes         [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes         [X]  No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this amended

Form N-8F application for an order under Section 8(f) of the Investment Company

Act of 1940 on behalf of The Baird Funds, Inc., (ii) he is the Secretary and

Treasurer of The Baird Funds, Inc., and (iii) all actions by shareholders,

directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken.

The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information and belief.

Date: August 4, 1999.


                                        (Signature)


                                        /s/ Glen F. Hackmann
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